

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 6, 2024

Harout Diramerian
Chief Financial Officer
Hudson Pacific Properties, Inc.
Hudson Pacific Properties, L.P.
11601 Wilshire Blvd., Ninth Floor
Los Angeles, CA 90025

> **Re: Hudson Pacific Properties, Inc.**
> **Hudson Pacific Properties, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed on February 16, 2024**
> **File No. 001-34789 and 333-202799-01**

Dear Harout Diramerian:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction